Exhibit 99.1

BUENAVENTURA ANNOUNCES VOLUNTARY RETIREMENT OF VICE PRESIDENT OF EXPLORATIONS

Lima, Peru, January 5, 2015 - Compañia de Minas Buenaventura S.A.A. (“the Company” or “Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM) announced today the voluntary retirement of Mr. Cesar Vidal, Vice President of Explorations. The Company appreciates his contribution to the growth of Buenaventura; Mr. Vidal retires after 24 years of successful work. Mr. Vidal will be retained as a consultant.

Mr. Raul Benavides, current Vice President of Business Development, will be responsible for overseeing Explorations, effective January, 1, 2015.

Mr. Juan Carlos Salazar, current Manager of Explorations, will report directly to Mr. Raul Benavides. Mr. Salazar (43) is a Geologist Engineer from Universidad Nacional de Ingeniería (UNI). He obtained a Master’s degree in Geology at The University of Western Australia and has been with Buenaventura since 1999. He was appointed Manager of Explorations, reporting to Mr. Vidal, in 2012.

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Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2013 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.